Exhibit 1

March 9, 2008

Board of Directors

Tongjitang Chinese Medicines Company

5th Floor, Block B, Baiying Medical Device Park

Nanhai Avenue South, Nanshan District

Shenzhen, Guangdong Province 518067

People’s Republic of China

Members of the Board of Directors:

Xiaochun Wang and Yongcun Chen (the “Management Group”), who collectively own or have beneficial interests in approximately 39% of the outstanding ordinary shares of Tongjitang Chinese Medicines Company (the “Company”), are pleased to submit this proposal to acquire all of the outstanding ordinary shares of the Company (including ordinary shares outstanding in the form of American Depositary Shares, or ADSs) in a transaction that would result in the Company becoming a privately-held holding company owned solely by the Management Group.

We are prepared to value the Company at US$2.55 per share (or US$10.20 per ADS), which represents a 54.78% premium to the closing price of US$6.59 per ADS on Friday, March 07, 2008. Our proposal assumes an all cash purchase price.

We are actively engaged in the process of arranging committed financing from a lending syndicate and expect to be in a position shortly to provide the Board of Directors firm commitment letters.

The proposed structure of the transaction would be a one-step combination of the Company with a newly formed acquisition vehicle (“Newco”) pursuant to a scheme of amalgamation under the Companies Act of the Cayman Islands. The terms of the transaction will be specified in a definitive amalgamation agreement to be negotiated between us and the Company (the “Amalgamation Agreement”). The Amalgamation Agreement, upon completion and execution by the parties, will be submitted to the Cayman Islands Grand Court (the “Court”) under a petition requesting the Court to convene the required meetings of the Company’s shareholders to consider and approve the transaction. Thereafter, assuming the requisite shareholder approvals are obtained, we will petition the Court to file an order with the Registrar of Companies approving the scheme of amalgamation, whereupon the scheme of amalgamation will become binding on all of the Company’s shareholders.

Following the transaction, we expect that Xiaochun Wang will continue to serve as Chairman and Chief Executive Officer. In addition, we anticipate that we will continue to run the business in accordance with the Company’s current practice, with such changes as may be necessary to meet the long-term competitive environment and to realize our business objectives. We expect to maintain the Company’s valuable employee base, which we view as one of its most important assets.

Given our involvement with the Company, we anticipate that the Board of Directors will promptly form a special committee of independent directors (the “Committee”) to respond to our proposal on behalf of the Company’s public shareholders. We encourage the Committee to retain its own legal and financial advisors to assist in its review of our proposal.

The Board of Directors should be aware that we do not intend to pursue our proposal without the approval of the Committee. Accordingly, we request the opportunity to present fully our proposal to the Committee and answer any questions at the Committee’s earliest convenience. We will soon be prepared to provide the Committee and its legal and financial advisors with a draft Amalgamation Agreement and any other related agreements documenting the proposed transaction and to expeditiously negotiate definitive forms of such agreements. Of course, neither the Company, on the one hand, nor the Management Group, on the other, will have any legal obligation relating to the proposed transaction until mutually satisfactory definitive agreements have been executed by all parties.

We will, of course, promptly file with the SEC a Schedule 13D in compliance with our legal obligations, which will include a copy of this letter.

Again, we welcome the opportunity to discuss with you all aspects of this proposal and are prepared to commence negotiations with respect to the transaction immediately. Please contact us at your earliest convenience.

We look forward to hearing from you and appreciate your consideration of this important matter.

Sincerely,

/s/ Xiaochun Wang
Xiaochun Wang

/s/ Yongcun Chen
Yongcun Chen